[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 9, 2012

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

RE:	CVR Energy, Inc.

Schedule 14D-9 filed March 1, 2012

SEC File No. 005-83522

Dear Mr. Duchovny:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 7, 2012 (the “SEC Comment Letter”) regarding the above referenced CVR Energy, Inc. (the “Company”) Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). In connection with this letter, the Company is filing Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”).

We have responded to each of the Staff’s comments below. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Note that all defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Schedule 14D-9

The Solicitation or Recommendation

Reasons for Recommendation, page 19

1.	Staff’s Comment: We note the disclosure relating to your receipt of two financial inadequacy opinions. Please describe the analyses performed by the two advisors in reaching their opinions. Refer to Items 1012(b) and 1011(c) of Regulation M-A. Also, please provide us supplementally with any presentation materials the financial advisors provided to you.

Response: The Company has given serious consideration to the Staff’s comment. Based on this consideration, the Company does not believe that it is necessary or desirable to provide any additional disclosure describing the analyses performed by the financial advisors in reaching their opinions (for convenience, we refer to this matter as the “additional disclosure” below).

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

March 9, 2012

The Company believes that the inadequacy opinions themselves, the complete text of each of which are filed as Annexes B and C to the Schedule 14D-9, satisfy all relevant legal requirements, provide the Company’s stockholders with the appropriate information and are consistent with past practice in the context of unsolicited (hostile) offers. The Company does not believe that the additional disclosure is necessary to make the statements made in the Schedule 14D-9, in light of the circumstances under which they are made, not materially misleading. The Company believes the Schedule 14D-9 is complete and includes extensive disclosure regarding the many reasons for the Board’s recommendation. The Company respectfully submits that, having considered Items 1012(b) and 1011(c) of Regulation M-A, no additional disclosure in this regard is necessary to state the reasons for the Board’s recommendation or to make the included disclosure materially complete. Importantly, the Company notes that Schedule 14D-9 does not incorporate Item 1015(b) of Regulation M-A, which contains a specific requirement to provide a summary of a financial advisor’s opinion and analyses.

In addition, based upon review of relevant precedents, the Company believes that it is highly unusual, if not unprecedented, for a Schedule 14D-9 filed by a target company subject to a non-Schedule 13E-3 hostile tender offer to disclose information describing the financial analyses conducted by the target company’s financial advisor while the offer remained hostile. We believe that the absence of such additional disclosure reflects both the lack of an explicit line-item disclosure requirement and a general consensus that disclosures of the type described in the Staff’s comment would strategically benefit the hostile bidder (including by providing it with information that could not be acquired through discovery in litigation) without providing any offsetting benefit to the stockholders of the target company.

The Company and its advisors further believe that furnishing the additional disclosure described by the Staff would be significantly adverse to stockholder interests, in that such additional disclosures would inhibit aggressive bidding and dramatically reduce the Company’s bargaining leverage should it ultimately determine to negotiate with any third-party acquirer.

Based on the foregoing, the Company respectfully submits that supplementally providing the Staff with any presentation materials that the financial advisors have given to the Company is not necessary to support the statements made in the Schedule 14D-9.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

March 9, 2012

2.	Staff’s Comment: Please revise the disclosure on page 27 under the caption “The conditions give Mr. Icahn wide latitude not to consummate the Offer” to clarify in the second and third paragraphs that the material adverse effect condition is subject to a reasonableness standard as are several of the other conditions to the offer, including the “10b-5 Condition.”

Response: The Company acknowledges the Staff’s comment. However, the Company notes that the Schedule TO states that each of the Offer’s conditions are for the sole benefit of the Offeror, may be asserted by the Offeror regardless of the circumstances giving rise to such condition, and may be waived by the Offeror in its sole discretion at any time prior to the expiration of the Offer. Accordingly, the Company respectfully submits that notwithstanding the reasonableness language that appears in certain of the conditions, the Offeror retains wide latitude not to consummate the offer. Nevertheless, in response to the Staff’s comment, the disclosure on page 27 of the Schedule 14D-9 has been revised in Amendment No. 3 to clarify that certain conditions refer to a reasonableness standard.

3.	Staff’s Comment: On a related note, revise the third paragraph of the section referenced in comment 2 above to clarify that the offer does not state that Mr. Icahn would have the right to assert a condition “even if caused by his action or inaction.”

Response: The Company acknowledges the Staff’s comment. However, the Company notes that the Schedule TO also does not state that the action or inaction of Mr. Icahn would prevent Mr. Icahn from asserting a condition. To the contrary, the Schedule TO states that all of the conditions “may be asserted by the Offeror regardless of the circumstances giving rise to any such condition” (emphasis added). Accordingly, the Company respectfully submits that the Schedule TO provides sufficient support for the statement referenced by the Staff. Nevertheless, in response to the Staff’s comment, the disclosure on page 27 of the Schedule 14D-9 has been revised in Amendment No. 3.

4.	Staff’s Comment: We note the disclosure in the first paragraph on page 30. Please file this Solicitation/Recommendation Statement, or appropriate excerpts of it, as soliciting materials in compliance with Rule 14a-12.

Response: In response to the Staff’s comment, the Company intends to file the first paragraph on page 30 under cover of Schedule 14A as soliciting material pursuant to Rule 14a-12.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

March 9, 2012

Forward-Looking Statements, page 39

5.	Staff’s Comment: We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995 and that you intend those statements to be subject to the safe harbors of the Act. Note that the safe harbors do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise.

Response: In response to the Staff’s comment, the disclosure on page 39 of the Schedule 14D-9 has been revised in Amendment No. 3.

*    *    *    *

In addition, the Company has authorized us to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (212) 403-1278 or BMRoth@wlrk.com, or Andrew R. Brownstein, at (212) 403-1233 or ARBrownstein@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth
Benjamin M. Roth
Wachtell, Lipton, Rosen & Katz

Cc:	Edmund S. Gross

Senior Vice President, General Counsel and Secretary

CVR Energy, Inc.